BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

April 18, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-206730

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 27, 2019, April 8, 2019 and April 12, 2019 regarding the Company’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 (File No. 333-206730) filed on February 22, 2018 (the “Registration Statement”). The Company will file a revised version of its Registration Statement responding to the comments from the Staff. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.             In the Fees and Expenses table on page 27 of the Registration Statement, you state that offering expenses are estimated at 2.0% of offering proceeds. However, in footnote (3) to the table, you state that offering expenses would be “up to $2 million if we raise $25 million in gross proceeds”. At 2.0%, offering expenses should be $500,000, not $2 million. Please explain or revise the disclosure as necessary.

Response: The Company will amend its Registration Statement to revise the above referenced disclosure in response to the comment.

2.             Footnote (3) to the Fees and Expenses table on page 27 states that it includes “amounts reimbursed by us to our Dealer Manager for actual expenses incurred by our Dealer Manager or participating broker-dealers in obtaining a due diligence review of this offering by a due diligence firm in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering…” Please explain how due diligence fees can be considered offering costs. In addition, please confirm that these due diligence expenses are not paid to any persons affiliated with the Company or its dealer manager. Finally, please describe the nature of the due diligence services performed in connection with the offering.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

April 18, 2019

Response: The due diligence expenses referenced in footnote (3) to the Fees and Expenses table represent expenses paid by the Company to third-party firms to conduct due diligence reviews of the Company and its offering. These due diligence expenses include the costs paid to third parties to prepare reports regarding the Company’s offering and to attend meetings with representatives of the Company in connection with the preparation of these reports. All of these due diligence expenses are paid to unaffiliated third parties, none of whom are affiliated with the Company or its dealer manager. FINRA Rule 2310 requires that the Company treat these expenses as organizational and offering costs. Finally, due diligence expenses only represent a portion of the Company’s total offering expenses.

3.            In footnote 9 of the Fees and Expenses table on page 27, the Company states that under its expense limitation agreement (the “ELA”), one of the conditions to repayment is that the Company is able to maintain a minimum annual distribution rate of at least 6% after accounting for any repayments. Please clarify to the Staff how the ELA works in this regard.

Response: The Company advises the Staff that the Company’s ELA provides for an operating expense limit of 8.00% (the “Operating Expense Limit”).  If the Adviser waives fees or covers expenses for the Company pursuant to the ELA, a number of conditions must be met in order for the Company to be permitted to reimburse the Adviser.  One of those conditions is that the Company’s operating expenses remain at or below the Operating Expense Limit that was in place at the time of the waiver (or that was in place at the time of the reimbursement, if lower).  As an added protection for shareholders, an additional condition is that no reimbursement is permitted to the Adviser if such a reimbursement would cause the Company’s distribution rate to fall below 6% per annum.  Based on this limitation, in certain circumstances, reimbursements paid by the Company to the Adviser could result in a decrease in the Company’s distribution rate.  For example, if the Company was were paying distributions at the rate of 9% per annum and all of the conditions for an ELA reimbursement were met, the Company could reduce that distribution rate in order to reimburse the Adviser under the ELA, as long as the repayments did not cause the Company’s distribution rate to fall below 6%.

4.            On the cover page of the Registration Statement and throughout the Registration Statement, please clarify certain references to “we”, “our,” us,” and “the Company” to make it clear which entity (TPIC, FLEX, etc.) is being discussed.

Response: The requested changes were made throughout the Registration Statement.

5.            In the first paragraph of the cover page of the Registration Statement, please include descriptions for the terms “syndicated senior secured first lien loans,” “syndicated senior secured second lien loans,” and “subordinated debt” in plain English and include such disclosure elsewhere in the prospectus to the Registration Statement, where applicable.

Response: The Company will amend its Registration Statement to include this disclosure.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

April 18, 2019

6.            In the last sentence of the first paragraph of the cover page, please disclose whether the debt securities referenced are subject to any duration or maturity requirements.

Response: The Company will amend its Registration Statement to include this disclosure.

7.            Please correct the last bullet point that references the term of the offering period as the three year period ending on March 17, 2019.

Response: The Company will amend its Registration Statement to correct this date.

8.            In the second to last bullet point of the cover page, please include the words “if any” in the discussion of the shares that may be subject to repurchase in connection with the share repurchase program.

Response: The Company will amend its Registration Statement to include this disclosure.

9.            In the discussion of the Company’s optional share repurchase program, please disclose whether this program will be offered in the first year following the completion of the Merger and whether it will be made available to all stockholders, including former stockholders of PWAY and TPIC and stockholders who purchased shares following the Merger.

Response: The Company will amend its Registration Statement to include this disclosure.

10.          In the risk factor on page 3 of the Registration Statement that states that the Company may be required to borrow money to fund its repurchase of shares, please include disclosure indicating that the costs of borrowing money will be borne by the Company and, indirectly, by its stockholders.

Response: The Company will amend its Registration Statement to include this disclosure.

11.          In the first bullet point of page 3 of the Registration Statement, please disclose the fact that substantial repurchases may result in a significant decrease in the Company’s assets.

Response: The Company will amend its Registration Statement to include this disclosure.

12.          Please confirm that the Company has no intention of issuing any preferred stock within one year of the date of effectiveness of the Registration Statement.

Response: The Company so confirms.

13.          The bullet point on page 6 of the Registration Statement states that “Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of investments…” Please use a word other than “concentrated” to describe these investments.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

April 18, 2019

Response: The Company will amend its Registration Statement to address this comment.

14.          On page 8 of the Registration Statement, please indicate that floating rate debt instruments that are below investment grade are commonly referred to a junk bonds.

Response: The Company will amend its Registration Statement to include this disclosure.

15.          Please revise the following sentence on page 8 of the Registration Statement so that it is written in plain English: “With rates resetting in an environment where the prevailing base rate is increasing, the income stream from a floating rate instrument will increase.”

Response: The Company will amend its Registration Statement to include this disclosure.

16.          In the reference to “adjusted coupon payments” on page 8 of the Registration Statement, please explain how these instruments differ from junk bonds.

Response: The Company will amend its Registration Statement to include this disclosure.

17.          In the second paragraph of page 9, please revise to indicate that the Adviser was the recipient of the exemptive order permitting co-investments.

Response: The Company will amend its Registration Statement to include this disclosure.

18.          Please confirm that the Administration Agreement referenced on page 13 of the Registration Statement was approved by the Company’s board of directors, including by its independent directors.

Response: The Administration Agreement was approved by the Company’s Board of Directors at a special meeting held on August 3, 2018. It was approved unanimously, including by all of the Company’s independent directors.

19.          In the discussion of the special repurchase offer on page 16 of the Registration Statement, please add disclosure that (i) makes it clear that only the former stockholders of TPIC, and not PWAY, will be eligible to participate in the offer and (ii) describes when stockholders will receive notice of each repurchase offer.

Response: The Company will amend its Registration Statement to include this disclosure.

20.         On page 32, with respect to the discussion of compensation and estimated offering amounts, please confirm whether or not the Company’s reimbursement obligation to the Administrator or the Dealer Manager (as such terms are defined in the Registration Statement) will extend beyond two years from the date such expenses are incurred.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

April 18, 2019

Response: The Company confirms that its reimbursement obligations with respect to the Dealer Manager and the Administrator will not extend beyond two years.

21.          With regard to the risk factor on page 43 of the Registration Statement regarding the Board’s discretion over the use of proceeds of the offering, please confirm that this discretion in favor of the Board does not raise any risks not disclosed in the Registration Statement.

Response: The Company so confirms.

22.          Please update the risk factor on page 63 of the Registration Statement to reflect the fact that the Adviser has already received an order allowing it to co-invest with its affiliates.

Response: The Company will amend its Registration Statement to include this disclosure.

23.          In the discussions of the expense limitation agreement on pages 29 and 81 of the Registration Statement, please clarify whether the Company’s obligation to reimburse the Adviser terminates three years from the date an expense is incurred or three years from the end of the quarter in which an expense was incurred.

Response: The Company will amend its Registration Statement to include this disclosure.

24.          Please discuss Craig Faggen’s affiliation with the Company’s dealer manager earlier in the Registration Statement.

Response: The Company will amend its Registration Statement to include this disclosure.

25.          In the biographical information for Mr. Faggen on page 122, please include additional disclosure regarding his business activities over the past five years, including any directorships with public or private companies he held during this period.

Response: The Company will amend its Registration Statement to include this disclosure.

26.          Please disclose earlier in the Registration Statement that the former shareholders of PWAY and shareholders who purchased their shares after the merger are not eligible to participate in the special repurchase offer.

Response: The Company will amend its Registration Statement to address this comment.

27.          Please include additional disclosure regarding each of the four offers to stockholders in connection with the special repurchase offer, including how they will receive notice of the offers and how much time they will have to tender their shares.

Response: The Company will amend its Registration Statement to include this disclosure.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

April 18, 2019

28.          Please clarify where appropriate throughout the Registration Statement whether the Company intends to continue its share repurchase program while the special repurchase offer is ongoing.

Response: The Company will amend its Registration Statement to include this disclosure.

29.          Please clarify whether changes to the Company’s investment policies require prior notice to and approval of the Company’s stockholders.

Response: The Company will amend its Registration Statement to include this disclosure.

30.          Please update the Fees and Expenses table to take into account the increased leverage that was recently approved by the Company’s stockholders and amend the hypothetical expense examples accordingly.

Response: The Company will amend its Registration Statement to include this disclosure.

31.          In the Senior Securities table, please mark the December 31, 2018 amounts as unaudited.

Response: The Company will amend its Registration Statement to include this disclosure.

32.          Please confirm that the Company has not sold any of its shares since the consummation of the merger and will not offer or sell any of its shares until and unless the Registration Statement is declared effective by the SEC.

Response: The Company so confirms.

* * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Ms. Cynthia Beyea at (202) 383-0472.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.